05037685

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13650

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cazenove Incorporated

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

1177 Avenue of the Americas
(No. and street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Garnett 212-376-1225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 185

PROCESSED MAR 31 2005 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KC 3/10

BB

TLH 3/24

CAZENOVE INCORPORATED

TABLE OF CONTENTS

This report contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
of Cazenove Incorporated:

We have audited the accompanying statement of financial condition of Cazenove Incorporated (the "Company"), a wholly-owned subsidiary of Cazenove & Company Limited, which is in turn ultimately owned by Cazenove Group plc, as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cazenove Incorporated at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 4, 2005

CAZENOVE INCORPORATED

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

Cash	$	158,913
Cash and U.S. Government securities segregated in compliance with federal regulations		1,983,008
Deposits with clearing organizations		980,051
Receivable from parent and affiliated broker-dealer		984,991
Receivables from customers		292,344
U.S. Government securities		1,387,968
Furniture, equipment and leasehold improvements— At cost (net of accumulated depreciation and amortization of $1,075,873)		90,139
Securities at market value		144,000
Securities owned not readily marketable		91,495
Other assets		434,788
TOTAL	$	6,547,697

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payable to parent and affiliated broker-dealer	$	383,683
Payable to customers		68,931
Accrued expenses		795,668
Other liabilities		117,178
		1,365,460
SUBORDINATED BORROWINGS		3,000,000
STOCKHOLDER'S EQUITY:		
Common stock, par value—$100; authorized, 100,000 shares; outstanding, 17,000 shares		1,700,000
Additional paid-in capital		300,000
Retained earnings		182,237
Total stockholder's equity		2,182,237
TOTAL	$	6,547,697

See notes to statement of financial condition.

1. ORGANIZATION

Cazenove Incorporated (the "Company") is a wholly-owned subsidiary of Cazenove & Company Limited, which is in turn ultimately owned by Cazenove Group plc (the "Parent"). The Company is a broker and dealer in domestic and foreign equity securities. The Company was incorporated under the laws of the state of Delaware, commenced operations in 1967 as a registered broker and dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Pacific Stock Exchange.

In the current year, the Company changed its fiscal year end from April 30 to December 31. As a result, the financial statements herein include the balances as of December 31, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Company maintains its accounts and prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles").

Use of Estimates in the Preparation of the Statement of Financial Condition—The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash—Cash includes demand deposits with a financial institution, as well as short-term, liquid investments with original maturities of 90 days or less.

Cash and U.S. Government Securities Segregated in Compliance with Federal Regulations—Cash of $5,000 and U.S. Treasury bills with a market value of $1,978,008 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Transactions—Customers' securities transactions are recorded on a settlement date basis. Proprietary securities transactions are recorded on a trade date basis. Securities owned consist primarily of short-term U.S. Government securities and are carried at amortized cost which approximates market value. Positions in not readily marketable investments are stated at fair value as determined by management. These estimated values may differ significantly from the values that would have been used had ready markets existed.

Furniture and Equipment—Furniture and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of 7 years for furniture and 3 years for equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful life or the term of the lease.

Fair Value of Financial Instruments—Financial instruments are carried at fair value or at amounts which approximate fair value.

Income Taxes—The Company uses the asset and liability method in providing for income taxes on all transactions that have been recognized in the statement of financial condition. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities.

3. TRANSACTIONS WITH RELATED PARTIES

The receivable from Parent and affiliated broker-dealer includes fail to deliver transactions of $99,222, commission income receivable of $753,197, and reimbursable expenses of $132,572.

The payable to Parent and affiliated broker-dealer includes primarily fail to receive transactions of $322,635, accrued interest expense on subordinated borrowings of $15,000 and compensation payable of $46,048.

In May and December, 2004, the Company paid $5,400,000 and $1,100,000 in dividends, respectively to its Parent, Cazenove & Company Limited.

4. INCOME TAXES

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has a net deferred tax asset of approximately $152,572 as of December 31, 2004 primarily attributed to differences between book and tax for depreciation, rent and pension expenses.

A valuation allowance is required by SFAS No. 109 to adjust a deferred tax asset if after the analysis of all the positive and negative evidence, it is more likely than not that some or all of the benefits related to the deferred tax asset will not be realized. No valuation allowance was required as of the date of the statement of financial condition.

5. COMMITMENTS AND CONTINGENCIES

During fiscal 1995 the Company entered into noncancelable operating leases for office premises which extend through March 2005. The lease cost for office premises is subject to escalations based upon certain cost increases incurred by the landlord. The minimum total lease obligation under this lease at December 31, 2004 is $172,200. In connection with the Company entering into the lease for office premises, the landlord has reimbursed the Company for leasehold improvements in the amount of $717,500. The Company has collateralized a letter of credit with approximately $991,406 of U.S. Treasury obligations maturing on February 24, 2005, which is written in favor of the landlord for the Company's contingent liability to return a portion of the lease incentive in the event of early termination of the lease. The Company amortizes the lease incentive over the life of the lease.

In 2004, the Company has entered into a new noncancelable operating lease for office premises beginning in 2005 and extending through November 2010. The lease cost for office premises is subject to escalations based upon certain cost increases incurred by the landlord.

The total future minimum lease payments associated with this lease are as follows:

Year Ending	Total
2005	$ 696,524
2006	696,524
2007	696,524
2008	696,524
2009 and thereafter	4,377,175
Total	$ 7,163,271

6. SUBORDINATED BORROWINGS

At December 31, 2004, the Company had a subordinated note payable to Cazenove Service Company bearing interest at 6% annually and maturing on April 30, 2007. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities and Exchange Act of 1934 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2004, the Company had net capital and excess net capital of $3,650,949 and $3,400,949, respectively. The ratio of net capital to aggregate debits is 9.32 to 1.

8. PENSION PLAN

The Company maintains an employee deferred compensation plan covering substantially all U.S. employees which qualifies under Section 401(k) of the Internal Revenue Code.

The Company maintains a defined benefit pension plan (the "Plan") covering substantially all U.S. employees meeting minimum age and service requirements. Plan benefits are based on the participant's annual earnings in the three consecutive highest paid years within the last ten years preceding retirement. It is the policy of the Company to fund the maximum amount that can be deducted for federal income tax purposes.

The following table provides a summary of the changes in the Plan's benefit obligations and assets and a statement of the funded status of the Plan for the eight months ended December 31, 2004, estimated by consulting actuaries:

Benefit obligation	$ 2,142,955
Fair value of plan assets	1,416,107
Unfunded status	$ (726,848)
Benefit cost	302,040
Employer contributions	134,441
Participant contributions	-
Benefits paid	122,886

The accumulated benefit obligation for the Plan was $1,157,745 at December 31, 2004. The Company expects to contribute between $190,000 and $200,000 to the Plan in 2005.

Weighted-average assumptions used to determine benefit obligations at December 31, 2004 are as follows:

Discount rate	6.5%
Expected long-term return on plan assets	8.0%
Rate of compensation increase	5.0%

The Company's pension plan weighted-average asset allocation, by asset category, at December 31, 2004 is as follows:

Asset Category	Target Allocation 2005	Plan Assets 2004
Equity securities	78.0%	83.0%
Debt securities	4.0%	4.0%
Money market securities	18.0%	13.0%
Total	100.0%	100.0%

The expected long-term rate of return for the Plan's assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation of each class. Based on respective market indices, over the long-term equity securities are expected to return 9% to 10%, debt securities are expected to return 3% to 3.5%, and money market securities are expected to return 2% to 3%. The pension committee regularly monitors investment performance and target allocation ranges, and has discretion to make changes as deemed appropriate.

The Plan pays out lump sum benefits to participants when they retire or terminate employment. The Plan currently has a liability of approximately $575,000 payable to terminated participants which is expected to be paid out within the next five years. There are currently no ongoing monthly benefits payable.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a broker and dealer, the Company is engaged in the execution, settlement and financing of securities transactions, primarily in equities for institutional customers. The Company introduces certain customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The Company clears all customer transactions in foreign securities through affiliated securities dealers and other intermediaries on a delivery versus payment and receipt versus payment basis. In its role as a securities broker, the Company is interposed between buyers and sellers of securities which results in substantially paired receive and deliver transactions which reduce risk to the Company. The failure of the Company to timely redeliver such securities may require such securities to be financed. Additionally, if securities transactions do not settle because of failure to perform by the counterparty, the Company may be required to discharge the obligation of the nonperforming party. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices which may result in a loss to the Company.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company.

The Company seeks to control the aforementioned risks by requiring customers or counterparties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Company does not anticipate nonperformance by counterparties. The Company monitors its risk daily and has a policy of reviewing the credit standing of each counterparty with which it conducts business.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 4, 2005

Cazenove Incorporated
1177 Avenue of the Americas
New York, New York 10036

Dear Sirs:

In planning and performing our audit of the financial statements of Cazenove Incorporated (the "Company") as of and for the eight months ended December 31, 2004 (on which we issued our report dated February 4, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP